Mr. David R. Humphrey
Branch Chief
United States
Securities and Exchange Commission
Washington
D.C
20549

July 3rd, 2012

Re:	Forum National Investment Ltd. Form 20-F for the fiscal year ended September 30, 2011 File No. 000-29862

Dear Mr. Humphrey & Amy Geddes:

We confirm receipt of your letter dated May 17, 2012, which provided your comments on our Form 20-F filed for the fiscal year ended September 30, 2011. We have responded using the same reference numbers and heading references as in your letter, for consistency as follows:

Item V. Operating and Financial Review and Prospects, page 14

1.	Please provide us with a summary of your sources and amounts of revenue for all periods presented. In this regard, the membership revenues disclosed on the top of page 17, when combined with the charter revenues from the marketing of the yacht disclosed on page 20, do not equal the total revenues reflected in your financial statements. Please reconcile.

Formula error for the currently year’s presentation – The charter revenues for fiscal 2011 as reported on Page 20, were GROSS revenues.  However, the Other revenue as presented in the Revenues section are a NET revenues, of the charter operations.  Other revenue is comprised of Gross charter revenues less direct cost of sales. This was due to consistency with previous periods when charter operations (revenues & COS) were immaterial.

Presentation of charter revenues are revised to reflect presentation on a gross basis & identify cost of sales as presented (net).

Previous presentation:

As a new business venture the Company generated $340,136 charter revenue from the marketing of the yacht in fiscal 2011 (2010 - $69,642, 2009 - $175,331) and is unable at this time to accurately project any revenue amounts to be generated in 2012 season.

Revised presentation:

As a new business venture the Company generated net charter revenues of $244,190 from the marketing of the yacht in fiscal 2011 (2010 - $69,642, 2009 - $175,331) and is unable at this time to accurately project any revenue amounts to be generated in 2012 season. Charter revenues were net of direct cost of sales of $95,946 (2010 - $66,899, 2009 - $5,206)

2.	In light of the sale of your marketing sales and service operations, it is unclear why these operations are not reflected as discontinued operations in your financial statements pursuant to CICA Handbook Section 3475. Please explain.

The sale of the marketing and service operations occurred subsequent to the year-end. Therefore, as at year-end, the operations of the marketing and service operations were part of continuing operations. The decision to sell these operations came about subsequent to the year-end, due to an unsolicited offer. Management had not been contemplating selling the marketing & service operations prior to the year-end.

Item XV. Controls and Procedures, page 39

3.	Given the lack of provision of an audit report for all periods presented, please re-assess your internal control over financial reporting and disclosure controls and procedures. If you determine that both assessments remain effective, please provide us with a detailed analysis in your response.

Human error led to the oversight. To correct this, the disclosure controls and procedures regarding the “provision of an audit report for all periods presented”, have been amended thru additional checklist procedures.

Report of Independent Registered Accounting Firm, page F-3

4.	We note the disclosure included in the last paragraph indicating that your fiscal 2009 financial statements were audited by another auditor who expressed an unmodified opinion on those statements in their report, dated May 14, 2010. Please file an amended Form 20-F to include that report pursuant to Rule 2-05 of Regulation S-X.

An amended Form 20-F/A which includes an unmodified opinion the financial statements for fiscal 2009 has been included.

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 No. 2 Road
Richmond, B.C. Canada
V7E 2G1